UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Mobileye Global Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-41541
(State or other jurisdiction of incorporation)	(Commission File Number)

c/o Mobileye B.V. Har Hotzvim, Shlomo Momo HaLevi Street 1 Jerusalem, Israel	9777015
(Address of principal executive offices)	(Zip code)

Liz Cohen-Yerushalmi

+972-2-541-7333

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________

SECTION 1 –	CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at https://ir.mobileye.com/financial-information/sec-filings as well as the SEC’s EDGAR database at www.sec.gov. The information contained on the Company’s website is not a part of this Form SD and is not deemed incorporated by reference into this Form SD or any other public filing made with the SEC.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 3 –	EXHIBITS

Item 3.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Mobileye Global Inc.
(Registrant)

By:	/s/ Professor Amnon Shashua	May 29, 2025
	Professor Amnon Shashua	Date
Chief Executive Officer and President

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